Mail Stop 7010

      September 1, 2005



Mr. Andrew Boulanger
Chief Financial Officer
Bennett Environmental Inc.
Suite 208 - 1540 Cornwall Road
Oakville, Ontario, Canada L6J 7W5

	RE: 	Form 40-F for the Fiscal Year ended December 31, 2004
                    	Form 6-K for the Fiscal Quarters ended
March
31, 2005
                         and June 30, 2005
                    	File No. 0-30946


Dear Mr. Boulanger:

		We have reviewed these filings and have one additional comment to our letter dated August 18, 2005. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2004
1. Please tell us how you determined that you were eligible to file reports with the Commission using Form 40-F. See General Instruction
A to Form 40-F. Please also provide us with a detailed computation of the aggregate market value of the public float of your outstanding equity shares. This computation should include:
* The date that you calculated the market value of your public float;
* The number of equity shares outstanding on that date;
* The number of equity shares owned by affiliates, as defined by General Instruction A of Form 40-F, versus non-affiliates; and
* The market price of your equity shares on that date.


*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.



          					    Sincerely,



							    Nili Shah
							    Branch Chief
??

??

??

??

Andrew Boulanger
Bennett Environmental Inc.
September 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE